Lion Copper and Gold Corp.

(Formerly Quaterra Resources Inc.)

Management's Discussion and Analysis

For the nine months ended September 30, 2022

Dated: November 28, 2022

(In U.S. dollars)

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

This Management's Discussion and Analysis ("MD&A") of Lion Copper and Gold Corp. and its wholly owned subsidiaries (collectively, "Lion CG" or the "Company"), dated November 28, 2022, should be read in conjunction with the condensed interim consolidated financial statements for the nine months ended September 30, 2022 and the audited consolidated financial statements for the year ended December 31, 2021, and related notes thereto which have been prepared under International Financial Reporting Standards issued by the International Accounting Standards Board ("IFRS"). All dollar amounts in this MD&A are United States dollars unless otherwise noted.

Additional information about the Company, including the Company's press releases, quarterly and annual reports, and Form 20-F, is available through the Company's filings with the securities regulatory authorities in Canada at www.sedar.com or the United States Securities Exchange Commission at www.sec.gov/edgar. Information about mineral resources, as well as risks associated with investing in the Company's securities is contained in the Company's most recently filed 20-F.

On November 22, 2021, the Company changed its name from Quaterra Resources Inc. to Lion Copper and Gold Corp. The shares of the Company commenced trading under the new name at the open of trading on November 23, 2021. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "LEO" and traded on the OTCQB Market under the symbol "LCGMF".

Forward-Looking Statements

Certain statements made and information contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements").

Other than statements of historical fact, all statements that address activities, events, or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words such as "believe", "anticipate", "expect", "estimate", "strategy", "plan", "intend", "may", "could", "would", "should", or similar expressions are intended to identify Forward-Looking Statements.

The Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Statements. Such factors include, but are not limited to, general business and economic uncertainties; exploration and resource extraction risks; uncertainties relating to surface rights; the actual results of current exploration activities; the outcome of negotiations; conclusions of economic evaluations and studies; future prices of natural resource based commodities; increased competition in the natural resource industry for properties, equipment and qualified personnel; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; the risk of arbitrary changes in law; title risks; and the risk of loss of key personnel.

The foregoing lists of factors and assumptions are not exhaustive. The reader should also consider carefully the matters discussed under the heading "Risks Factors and Uncertainties" elsewhere in this MD&A. Forward-Looking Statements contained herein are made as of the date hereof (or as of the date of a document incorporated herein by reference, as applicable). No obligation is undertaken to update publicly or otherwise revise any Forward-Looking Statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except as required by law. Because Forward-Looking Statements are inherently uncertain, readers should not place undue reliance on them. The Forward-Looking Statements contained herein are expressly qualified in their entirety by this cautionary statement.

Company Profile

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship copper assets in Mason Valley, Nevada with Rio Tinto America, Inc., in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

The Company also looks for opportunities to acquire projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies. The Company is incorporated in British Columbia, Canada. Its registered and records offices are located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8.

Mineral Properties

The following table summarizes the balance of exploration and evaluation assets as at September 30, 2022 and December 31, 2021 and the changes in exploration and evaluation assets for the years then ended.

	Singatse Peak Services				Lion CG	Quaterra Alaska
(In thousands of U.S dollars)	MacArthur	Yerington	Bear	Wassuk	Chaco Bear and Ashton Property	Groundhog	Butte Valley	Blue Copper	Total
Balance December 31, 2020	$18,828	$3,569	$1,460	$1,470	$-	$2,522	$387	$-	$28,236
Property maintenance	$159	$69	$193	$305	$-	$98	$247	$401	$1,472
Drilling	892	-	-	47	-	-	500	-	1,439
Geological & mapping	22	-	-	-	-	-	-	16	38
Geophysical surveys	20	-	63	-	-	-	47	15	145
Technical study	276	11	-	-	-	1	-	-	288
Assay & labs	231	-	-	-	-	-	-	-	231
Environmental	43	142	-	-	-	-	-	-	185
Field support & other	46	5	-	3	-	67	1	47	169
Total additions for the year	1,689	227	256	355	-	166	795	479	3,967
Balance December 31, 2021	$20,517	$3,796	$1,716	$1,825	-	$2,688	$1,182	$479	$32,203
Property maintenance	$159	$64	$93	$55	$619	$-	$2	$279	$1,271
Drilling	447	418	-	-	-	-	-	-	865
Geological & mapping	-	-	-	-	18	-	-	25	43
Geophysical surveys	125	8	5	-	-	-	11	59	208
Technical study	385	90	-	-	-	-	-	-	475
Assay & Labs	76	-	-	-	-	-	-	-	76
Environmental	124	178	-	-	-	-	-	10	312
Field support & other	380	22	-	-	-	52	3	56	513
Rio Tinto proceeds	(1,464)	(708)	(50)	(55)	-	-	-	-	(2,277)
Assignment of Butte Valley	-	-	-	-	-	-	(1,198)	-	(1,198)
Total additions (disposals) for the year	232	72	48	-	637	52	(1,182)	429	288
Balance September 30, 2022	$20,749	$3,868	$1,764	$1,825	$637	$2,740	$-	$908	$32,491

During the nine months ended September 30,2022, the balance of mineral properties increased by $288,000. The increase is mainly due to the Company making property maintenance payments on the Chaco Bear and Ashton property, and the Blue Copper prospect. Additions were offset when the Company entered into a property acquisition agreement to sell and assign its options to acquire the Butte Valley property to Falcon Butte Minerals Corp. (formerly 1301666 B.C. Ltd "Falcon Butte."), as a result the Company derecognized the property value of $1,198,000.

Furthermore, On March 18, 2022, the Company entered into an Option to Earn-in Agreement with Rio Tinto America Inc. ("Rio Tinto") to advance studies and exploration at the Company's copper assets in Mason Valley, Nevada, see Option to Earn-in Agreement with Rio Tinto below for further details. In connection with Stage 1 of the agreement, the Company received $4,000,000 for an exclusive earn-in option and agreed-upon Mason Valley study and evaluation works. During the nine months ended September 30, 2022, the Company incurred expenditures of $2,364,000 in connection with the work program. The funds incurred in connection with this work program were offset against additions to mineral properties and general expenditures as follows:

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

(In thousands of U.S dollars)
Balance December 31, 2021	-
Proceeds received	4,000

Funds applied to mineral property expenditures:
Property maintenance	(328)
Assay & labs	(76)
Drilling	(864)
Environmental	(254)
Geophysical surveys	(106)
Technical study	(275)
Field support & other	(374)

Funds applied to general operating expenditures	(87)
Balance September 30, 2022	1,636

On February 24,2022, the Company filed a technical report titled "Mineral Resource Estimate" for its MacArthur Project, which can be found on the SEDAR website at www.sedar.com and on the Company's website. Refer to Mineral Resource Estimate below for a summary of the report.

MacArthur Copper Project and Yerington Mine Property, Nevada

Located in the historic copper district of Yerington, Nevada, the Company's Yerington Copper Projects include the MacArthur Copper Project and Yerington Mine Property, which are 100% owned by Singatse Peak Services LLC, a wholly-owned subsidiary of Lion CG.

The MacArthur Property consists of 897 unpatented lode claims totaling approximately 18,500 acres on lands administered by the U.S. Department of Interior - Bureau of Land Management (BLM).

Lion CG has a National Instrument 43-101 compliant resource and has released a preliminary economic assessment for the MacArthur Project.

The MacArthur Project is subject to a 2% net smelter return royalty (the "NSR") upon commencing commercial production, which can be reduced to a 1% NSR in consideration of $1,000,000.

The Yerington Mine Property covers approximately 11 square miles centered on the former Anaconda open pit copper mine. This includes 2,768 acres of fee simple parcels and patented mining claims as well as 208 unpatented lode and placer claims totaling approximately 4,300 acres on lands administered by the BLM.

Lion CG has a National Instrument 43-101 compliant resource for the Yerington Mine Property and believes that the project has potential for additional copper resources. Historic and current drilling data indicate that horizontal and vertical limits to the mineralization at the Yerington Mine Property have not yet been found.

The Yerington Mine Property is subject to a 2% NSR upon commencing commercial production. The total lifetime royalty is capped at $7,500,000.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

Bear Deposit, Nevada

The Bear deposit consists of approximately 2,300 acres of private land located to the northeast of the Yerington Mine Property.

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, collectively known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make $5,673,290 in cash payments over 15 years ($5,122,290 paid) to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties. Two of the properties are subject to a 2% NSR upon commencing commercial production, which can be reduced to a 1% NSR in consideration of $1,250,000 total.

Outstanding payments to keep the five option agreements current are as follows, by year:

  $193,000 due 2022 ($93,000 paid);
  $201,000 due in 2023;
  $50,000 due in years 2024 to 2028.

Outstanding purchase payments under the five option agreements are as follows:

  $1,250,000 for Taylor, purchase option expiring in 2023;
  $250,000 for Chisum, purchase option expiring in 2023;
  $5,000,000 for Yerington Mining, purchase option expiring in 2024;
  $8,975,000 for Circle Bar N, purchase option expiring in 2024;
  $22,770,000 for Desert Pearl Farms, purchase option expiring in 2029.

Wassuk, Nevada

The Wassuk property consists of 310 unpatented lode claims totaling approximately 6,400 acres on lands administered by the BLM.

On December 19, 2007, the Company entered into a Mining Lease with Option to Purchase, as further amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, and was required to make $1,405,000 in cash payments (paid) and incur a work commitment of $50,000 by December 31, 2021 (completed). During 2021, two final option payments were paid and form part of the total payments of $1,405,000. The Company has now satisfied all conditions required to execute the option to purchase.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR in consideration of $1,500,000.

Groundhog Project, Alaska

On April 20, 2017, the Company signed an agreement (the "Agreement") with Chuchuna Minerals Company, an Alaska corporation, giving it an option to purchase a 90% interest in the Groundhog copper prospect, a 40,000-acre property located on an established copper porphyry belt, two hundred miles southwest of Anchorage, Alaska.

The Groundhog claims cover the northern extension of a structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble porphyry copper, gold and molybdenum project, which is three miles south of the Groundhog claim boundary. To earn the 90% interest, the Company must fund a total of $5,000,000 ($2,740,000 funded) of exploration expenditures and make a lump sum payment to Chuchuna of $3,000,000 by the end of April 20, 2024. During the year ended December 31, 2021, the lease agreement was further extended from six to seven years, providing the Company more time to make the required exploration expenditures and lump sum payment. The Company can terminate the Agreement at its discretion.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

The property is subject to a 1.75% NSR upon commencing commercial production, which can be reduced to a 0.875% NSR royalty in consideration of $25,000,000.

Butte Valley Prospect, Nevada

On January 26, 2022, the Company entered into a property acquisition agreement to sell and assign its options to acquire the Butte Valley property to Falcon Butte Minerals Corp. (formerly 1301666 B.C. Ltd., or "Falcon Butte") which is a private British Columbia company established to acquire mineral resource properties.

Pursuant to the agreement, Lion CG's 100% owned subsidiary Quaterra Alaska will be granted an equity position in Falcon Butte. In addition, Quaterra Alaska will maintain a 1.5% NSR on each of the Butte Valley optioned properties, which is subject to a buy-down to a 1.0% NSR in exchange for a payment of $7,500,000 per property.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley Property.

On April 13, 2022, the Company amended the assignment agreement. Pursuant to the addendum Falcon Butte will pay a total of $500,000 in exchange for a 0.5% buy-down and retirement of certain NSRs held by the Company. As of September 30, 2022, the $500,000 was received.

Chaco Bear and Ashton Properties, British Columbia

On August 25, 2021, the Company entered into a non-binding letter of intent (the "LOI") with Houston Minerals Ltd. ("Houston") setting forth the terms of an option whereby the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia (Collectively, the "Properties").

Under the terms of the LOI, the Company and Houston propose to enter into a definitive agreement whereby the Company can earn up to a 100% interest in the Properties by making the following share issuances and cash payments over a four-year period:

  issuing 8,000,000 common shares of the Company on closing (issued on March 17, 2022);
  making annual lease payments on the Properties after 2021;
  incurring CAD$150,000 of exploration expenditures on the Chaco Bear Property and CAD$50,000 of exploration expenditures on the Ashton Property before the end of 2021 (paid);
  incurring exploration expenditures of at least the value of the annual assessment multiplied by 1.5 for periods after 2021 (claims were renewed and extended through to early 2025, resulting in no obligation on exploration expenditures until 2024);
  paying CAD$1,500,000 for the Chaco Bear Property and CAD$1,000,000 for the Ashton Property on or before 4 years from the closing, which amounts are payable in cash or common shares of the Company; and
  making annual advance royalty payments in the fourth and fifth year from the closing in the amounts of CAD$250,000 on the Chaco Bear Property and CAD$150,000 on the Ashton Property.

On September 17, 2021, the parties agreed to an amendment to the LOI to include a 2.5% NSR on each property. Prior to feasibility, the Company may reduce the NSR to 1.0% on the Chaco Bear Property in consideration for a payment of CAD$6,000,000 and 1.0% on the Ashton Property for a payment of CAD$3,000,000. Post feasibility, the Company may purchase the remaining 1.0% NSR on the Chaco Bear Property for CAD$12,000,000 and the remaining 1.0% NSR on the Ashton Property for CAD$6,000,000.

On January 26, 2022, the Company entered into an option agreement with Houston to replace the LOI. The consideration terms under the LOI are unchanged except that the term of the option has changed from a four-year period to a ten-year period and annual advance royalty payments in the amounts of CAD$250,000 on the Chaco Bear Property and CAD$150,000 on the Ashton Property are to be paid starting on the fifth year from closing through to the ninth year from closing instead of only in the fourth and fifth years from the closing. All other consideration terms remain unchanged.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

In addition, commencing on January 31, 2022, and on January 31 of each year thereafter during the Option Period, Lion CG shall pay the following option maintenance fees to Houston: (a) CAD$60,000 in respect of the Chaco Bear Property; and (b) CAD$40,000 in respect of the Ashton Property.

Lion CG funded an initial work program in 2021 of CAD$200 on the properties in consideration for the grant of the option, and on March 16, 2022, the transaction was closed. The Company may exercise the Option for a period of up to ten years to acquire (i) the Chaco Bear property by paying CAD$1,500,000 to Houston, in cash or in common shares of the Company at the Company's option; and/or (ii) the Ashton Property by paying CAD$1,000,000 to Houston in cash or in common shares of the Company at the Company's option, and in either case common shares will be valued using the volume weighted average trading price of the Company's common shares for the twenty trading day period ending three trading days prior to the date of issuance of such Lion CG shares, with such cash payments being subject to a discount of between 5% and 15% based on the timing of exercise and cumulative exploration expenditures incurred as at the time of exercise. Houston will retain a 2.5% net smelter returns royalty on any of the Properties for which an Option has been exercised by the Company.

Blue Copper Prospect, Montana

During the year ended as of December 31, 2021, Blue Copper LLC (the Company's 100% owned subsidiary) acquired and staked a district scale exploration and resource discovery opportunity (the "Blue Copper Prospect"), comprising more than 7,430 acres in Powell County and Lewis & Clark County in Montana, USA. The area is prospective for high grade copper-gold skarns and porphyry copper-gold mineralization.

The Blue Copper Prospect, located approximately 25 miles WNW of Helena, Montana, is centered on the Late Cretaceous Blackfoot City Stock (the "BCS"), which was intruded into the Black Mountain syncline, composed primarily of a Paleozoic sequence of limestone, dolomite, shale and sandstone. The BCS crystallized at the same time as the nearby Boulder batholith, which is host to the world-famous Butte copper mines.

The claim block encompasses a group of more than 14 historic small mines that produced high grade gold, copper and tungsten. Importantly, the streams draining the BCS have a recorded production of almost 200,000 ounces of placer gold through 1959, although the actual production was most likely much higher. Despite the extensive placer production, only one lode gold mine operated historically and produced less than 10,000 ounces. Several major companies conducted exploration programs in the area during the late 1980s and early 1990s. The Company is currently acquiring, compiling and interpreting historic and recent field mapping, sampling and lab data to develop a 2022 work plan which will be provided when available.

As a part of the Blue Copper Prospect, Blue Copper LLC entered into a purchase agreement with Four O Six Mining & Exploration LLC to acquire certain existing and additional unpatented mining claims. In exchange for the unpatented mining claims, as part of the closing of the transaction, the Company issued 1,500,000 common shares of the capital of the Company and provided a NSR of 2% with a buy-down of 1% NSR for $1,500,000.

Blue Copper LLC has staked an additional 131 claims to expand the Blue Copper Prospect. The Company has provided a NSR of 2% with a buy-down of 1% NSR for $600,000 to Four O Six Mining & Exploration LLC for these claims.

On February 14, 2022, as a part of the Blue Copper Prospect transaction, the Company issued 1,500,000 common shares as part of the closing of the transaction.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

Option to Earn-in Agreement with Rio Tinto

On March 18, 2022, the Company entered into an Option to Earn-in Agreement with Rio Tinto to advance studies and exploration at Lion CG's copper assets in Mason Valley, Nevada. Under the agreement, Rio Tinto has the option to earn a 65% interest in the assets, comprising 34,494 acres of land, including the historic Yerington mine, greenfield MacArthur Project, Wassuk property, the Bear deposit, and associated water rights (the "Mining Assets"). In addition, Rio Tinto will evaluate the potential commercial deployment of its Nuton™ technologies at the site. Nuton™ offers copper heap leaching technologies developed by Rio Tinto to deliver greater copper recovery from mined ore and access new sources of copper such as low-grade sulphide resources and reprocessing of stockpiles and mineralized waste. The technologies have the potential to deliver leading environmental performance through more efficient water usage, lower carbon emission, and the ability to reclaim mine sites by reprocessing waste.

The stages of the Agreement are set out below.

Stage 1

Rio Tinto will pay up to four million U.S. dollars ($4,000,000) for an exclusive earn-in option and agreed-upon Mason Valley study and evaluation works to be completed by Lion CG no later than December 31, 2022 (paid).

Stage 2

Within forty-five (45) days of the completion of Stage 1, Rio Tinto will provide notice to Lion CG whether Rio Tinto elects to proceed with Stage 2, upon which Rio Tinto will pay up to five million U.S. dollars ($5,000,000) for agreed-upon Mason Valley study and evaluation works to be completed by Lion CG within 12 months from the date that the parties agree upon the scope of Stage 2 work.

Stages 1 and 2 may be accelerated at Rio Tinto's option.

Stage 3 - Feasibility Study

Within sixty (60) days of the completion of Stage 2, Rio Tinto shall provide notice to Lion CG whether Rio Tinto will exercise its Option and fund a Feasibility Study based on the results of the Stage 1 and Stage 2 work programs. Rio Tinto will fully-fund the Feasibility Study and ancillary work completed by Lion CG in amount not to exceed fifty million U.S. dollars ($50,000,000).

Investment Decision

Upon completion of the Feasibility Study, Rio Tinto and Lion CG will decide whether to create an investment vehicle into which the Mining Assets will be transferred, with Rio Tinto holding not less than a 65% interest in the investment vehicle.

• If Rio Tinto elects to not to create the investment vehicle, then Lion CG shall grant to Rio Tinto a 1.5% NSR on the Mining Assets.

• If Rio Tinto elects to create the investment vehicle but Lion CG elects not to create the investment vehicle, then, at Rio Tinto's option, Lion CG shall create the investment vehicle and Rio Tinto will purchase Lion CG's interest in the investment vehicle for fair market value.

Project Financing

• Following the formation of the investment vehicle, any project financing costs incurred will be funded by Rio Tinto and Lion CG in proportion to their respective ownership interest in the investment vehicle.

• Rio Tinto may elect to fund up to sixty million U.S. dollars ($60,000,000) of Lion CG 's project financing costs in exchange for a 10% increase in Rio Tinto's ownership percentage. In addition, upon mutual agreement of Rio Tinto and Lion CG, Rio Tinto may fund an additional forty million U.S. dollars ($40,000,000) of Lion CG's project financing costs in exchange for an additional 5% increase in Rio Tinto's ownership percentage.

• If Lion CG's ownership percentage in the investment vehicle is diluted to 10% or less, then Lion CG's ownership interest will be converted into a 1% uncapped NSR.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

On April 27, 2022, the Company TSX Venture Exchange approved the Company's Option to Earn-in Agreement with Rio Tinto America Inc.

On May 17, 2022, Rio Tinto approved the Stage 1 Work Program and provided $4,000,000 to the Company for the development of the Mason Valley projects, which are currently in progress.

Performance Highlights

  Mason Valley Stage 1 Work Program

In May 2022, the Company commenced on the Stage 1 Work Program which included the following scopes and is expected to continue through to the end of 2022:

• Project Permitting and Baseline Studies

o Minor Modification to Exploration Plan of Operations

o Hydrology (pre-work to support future groundwater model)

o Geochemistry (focused on the oxide ore zone)

o Wildlife surveys (selected species only)

o Pre-Plan of Operations to kickoff future Mine Plan of Operations with the agencies

o Stakeholder engagement strategy

o Permitting Plan/Strategy document

• Metallurgical Testing of MacArthur and Yerington Samples

o Testing of Oxide, Transitional and Primary Copper Sulphide samples with NutonTM technologies

• Engineering Studies

o Yerington Pit dewatering evaluation

o Yerington Starter Facility infrastructure evaluation

o Refresh 2021 internal scoping study to include NutonTM technologies

o Limited Internal Scoping Study for Yerington to include NutonTM

• Exploration

o As communicated in the news release dated August 22, 2022, exploration drilling objectives included evaluation of the mineralized potential beneath the legacy Yerington pit, the Montana-Yerington prospect located between the Ann Mason project and the Yerington pit, and verification work around the MacArthur Project. Additionally, an expansion of this year's exploration scope allowed the Company to initiate surface trenching at the Mason Pass oxide copper prospect. Yerington Pit: One core drill hole, YM-046, totaling 1,792.5 feet, was drilled beneath the Yerington pit to test for additional sulphide mineralization below the known resource (NI 43-101 Technical Report, Yerington Copper Project, January 3, 2014). The drill hole was located on the central portion of the southern pit rim, angled northeasterly to prospect beneath the pit. This drill hole identified both oxide (374 ft of 0.12% TCu) and sulphide (1,222 ft of 0.13% TCu, including 75 ft of 0.23% TCu) mineralization. A portion of the sulphide mineralization is located beneath the known resource.

o Montana-Yerington Prospect: One core drill hole, MY-001, totaling 668 feet, was drilled at the Montana-Yerington prospect to test for copper oxide and sulphide potential beneath an outcropping phyllic altered leached cap.  Additionally, the drill hole tested for the eastern portion of a sulphide vein that was underground mined in the early 1900s.  The drill hole was angled northerly to test beneath the leach cap and prospect for the sulphide vein. This drill hole identified two sulphide vein structures associated with the historical underground mining operations. Intercepts include 23.5 ft of 0.49% TCu and 8.5 ft of 1.64% TCu.  Additionally, a low-grade sulphide intercept was identified below these veins (114 ft of 0.10% TCu) which may be an eastward continuation of the Ann Mason copper deposit.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

o MacArthur Project: Three core drill holes totaling 2,291 feet were drilled at the MacArthur Project. Two of the drill holes (QM-329 and QM-330) were drilled in the central portion of the resource shell, with each drill hole intersecting oxide and chalcocite mineralization.  Significant intercepts include drill hole QM-329 (371 ft of 0.16% TCu, including 76.5 ft of 0.27% TCu) and QM-330 (157 ft of 0.25% TCu, including 58.5 ft of 0.40% TCu).  A portion of the QM-330 intercept is below the current resource pit shell. Additionally, QM-329 intersected primary sulphide mineralization (40 ft of 0.17% TCu).  QM-331, drilled on the eastern edge of the resource shell, also intersected oxide mineralization (10 ft of 1.06% TCu) and a mixture of chalcocite and chalcopyrite mineralization (16.5 ft of 0.18% TCu).

o Mason Pass Oxide Copper Prospect: An expansion of this year's exploration scope included surface trenching at the Mason Pass oxide copper prospect located approximately 1.5 miles south-southwest of the MacArthur pit.  Two trenches totaling 848 linear feet were completed initially, and subsequently expanded to five trenches totaling 1,873 linear feet due to the appearance of visible oxide copper in the first two trenches.  The trenches have been mapped and channel sampled at ten-foot intervals within each trench, with samples shipped to ALS Chemex in Reno, Nevada. Early results include 10 ft of 0.11% TCu, 90 ft of 0.34% TCuU, 10 ft of 0.20% TCu and 20 ft of 0.70% TCu in Trench 1 and 10 ft of 0.17% TCu, 10 ft. of 0.10% TCu, 50 ft of 0.20% TCu, and 30 ft of 0.15% TCu in Trench 2.

On May 12, 2022, the Company initiated the Project environmental permitting process with the U.S. Bureau of Land Management, a first step in formalizing the Company's permitting efforts.

The Company delivered a bulk metallurgical sample to Rio Tinto's NutonTM labs, where comprehensive metallurgical testing and optimization studies are being undertaken on oxide, transitional and sulphide material sourced from both the MacArthur and Yerington deposits.

  MacArthur Copper Project Resource Estimate

On February 25, 2022, the Company announced the results of an updated mineral resource estimate for the MacArthur Copper Project located in Mason Valley, Nevada. The mineral resource estimate was prepared pursuant to NI 43-101 by Independent Mining Consultants of Tucson, Arizona.

The resource estimate includes total contained copper within a pit shell using a variable recovery of four relevant oxidation material types.

Highlights:

a) Measured and Indicated Resource: 300,331,000 tons, grading 0.167% TCu containing 1,000,408,000 pounds of total copper.

b) Inferred Resource: 156,450,000 tons, grading 0.151% TCu containing 471,714,000 pounds of total copper

c) The updated mineral resource estimate results in an increase of over 55% of the Measured and Indicated Resource compared to the prior resource estimate as constrained within the 2014 PEA pit design (MacArthur Copper Project Amended NI 43-101 Technical Report Preliminary Economic Assessment, January 17, 2014).

d) The oxide and transition mineralized envelope of the deposit is confirmed to be open to the south-southeast. Additional sulfide mineralization remains open to the north and east.

  Mineral Resource Estimate

The updated Measured and Indicated and Inferred Resources for the MacArthur Copper Project are reported in Table 1 as set out below. The changes to the mineral resource are based on the 2021 infill drill and assay program, updated geology shapes, and updated metallurgical review and analyses.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

Table 1: Mineral Resource Estimate

Measured + indicated resources

February 25, 2022

Material Type	Cutoff Grade	Ktons	Average Grade	Contained Copper
			% TCu	(lbs x 1000)
Leach Cap	0.06	15,610	0.12	37,482
Oxide	0.06	226,524	0.159	718,692
Transition	0.06	43,382	0.213	185,049
Sulphide	0.06/0.08	14,815	0.2	59,185
Total		300,331	0.167	1,000,408

Inferred resources

February 25, 2022

Material Type	Cutoff Grade	Ktons	Average Grade	Contained Copper
			% TCu	(lbs x 1000)
Leach Cap	0.06	18,579	0.085	31,486
Oxide	0.06	105,525	0.146	309,149
Transition	0.06	23,283	0.202	94,137
Sulphide	0.06/0.08	9,063	0.204	36,942
Total		156,450	0.151	471,714

          (%) = percent, TCu = total copper, lbs = pounds, Ktons = short tons x 1000

1. The cutoff grades used for reporting the mineral resources are at or above the internal cutoff grades of between 0.03% and 0.06% TCu for the Leach Cap, Oxide and Transition zones. The sulphide zone internal cutoff grades are 0.06% TCu for the MacArthur and North zones and 0.08% TCu for Gallagher because of a higher acid consumption.

2. Mr. Herbert E. Welhener, MMSA-QPM, an employee of Independent Mining Consultants, Inc. is the Qualified Person for the Mineral Resource estimate.

3. The "reasonable prospects for eventual economic extraction" shape has been created based on a copper price of US$3.75/lb, employment of heap leach extraction methods, processing costs of US$1.56 or $2.20 per short ton, and mining costs of $1.92/short ton for rock and $1.46/short ton alluvium, a variable copper recovery, and tonnage factor of 12.5 cubic feet per short ton for in situ rock.

4. Rounding as required by Best Practices established by the CIM reporting guidelines may result in slight apparent differences between tonnes, grade and contained metal content.

Cautionary Note to Investors

While the terms "measured (mineral) resource," "indicated (mineral) resource" and "inferred (mineral) resource" are recognized and required by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, investors are cautioned that except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. Additionally, investors are cautioned that inferred mineral resources have a high degree of uncertainty as to their existence, as to whether they can be economically or legally mined or will ever be upgraded to a higher category.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

  Resource Estimate Methodology

Drill Hole Database

The resource estimate was completed using data from 747 drill holes for a total of 299,045 feet drilled. These holes include 23 holes drilled in 2021; 10 as infill holes and 13 holes drilled for metallurgical samples. The total of core drilling is 64,681 ft in 102 holes and the total rotary drilling is 234,360 ft in 636 holes.

Geologic Model

The MacArthur Project is an oxidized portion of a porphyry copper system that has been subjected to several weathering, oxidization and enrichment cycles. The copper mineralization is hosted in altered and weathered Middle Jurassic granodiorite and quartz monzonite intruded by west-northwesterly-trending, moderate to steeply north-dipping quartz porphyry dike swarms.

The geology of the deposit has been interpreted on forty-one north-south sections and on thirty-three east-west sections. The deposit was interpreted into four mineral type zones and definition completed as three-dimensional digital models.

Both lithology and oxidization states have been incorporated into the block model based upon geologic domains developed from the drill hole geologic logs. The oxidization zones of leach cap, oxide, transition, and sulphide have been incorporated into the block model and are used as boundaries for the estimation of total copper grades using an inverse distance cubed estimation method. Surfaces of the oxidation zones have been used to create domain boundaries and used to code the assay, composite, and block model. The block model has been created to encompass all of the drill holes available, within 25ft x 25ft x 25ft (vertical) blocks. In plan view, the resource block model covers an area of 14,500 ft in the north-south direction and 18,100 ft in the east-west direction. The block model encompasses three copper mineralization deposits: MacArthur, North Area and Gallagher.

The mineral resource is tabulated within a defined open pit shell based on economic inputs developed from the metallurgical test work and engineering completed on the project to date. The pit shell economics are based on the premise that the Project will employ a heap leach, SX-EW recovery process. The shapes created by open pit optimization software used the following parameters:

• Copper price = US$3.75/lb

• Leach Cap - recovery of total copper grade = 60%

• Oxide zone - recovery of total copper grade = 71%

• Transition zone - recovery of total copper grade = 65%

• Sulphide zone - recovery of total copper grade = 40%

Block Model Validation

The model was validated through comparisons of grades, grade distribution and tonnage-grade curves of the ID grades with the distribution of drill hole composited grades.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

  Water Rights Sale

On February 24, 2021, the Company announced a purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl Farms LLC ("Desert Pearl"), a Yerington-based company involved in agriculture, for $2,910,000 (the "Purchase and Sale Agreement"). In early March 2021, the Company filed an application with the State of Nevada Division of Water Resources ("NDWR") to change the manner of use of the water rights from mining to agriculture and their place of use ("Change Application"). The Change Application was subsequently withdrawn on October 17, 2022.

Under the terms of the Purchase and Sale Agreement, Desert Pearl made a $1,000,000 initial payment to the Company on March 5, 2021. On May 26, 2022, the company announced it had reached an amicable agreement with Desert Pearl Farms to terminate the contract on the sale of the Company's water rights. As a consequence of the termination, the Company will recover the water permit designated for mining and milling use. The $1,000,000 deposit has been returned to Desert Pearl Farms. This water permit is currently subject to court proceedings and settlement discussions between the Company and the State of Nevada, as discussed in the following paragraph.

On July 23, 2021, the Company received a notice from the State of Nevada that three water rights permits had been forfeited. Further, that the application for an extension of time to prevent forfeiture of a fourth certificate was denied. The permits affected are components of the Purchase and Sale Agreement announced on February 24, 2021. On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to vigorously undertake the appeal process. SPS subsequently filed and was granted a Stay of the Forfeiture Notice on September 15, 2021. SPS filed its Opening Brief on March 28, 2022. The State Engineer filed its Answering Brief on July 8, 2022. SPS filed its Reply Brief on August 25, 2022. A hearing regarding the status of the forfeiture appeal was held in the Third Judicial Court District in Lyon County on November 4, 2022 with the Judge expected to provide a ruling by mid-December, 2022.  Since receipt of the Forfeiture Notice, SPS has been in contact with the State Engineer's office in an attempt to resolve the Forfeiture Notice.

  Investment in Associate

On April 5, 2022, the Company received 16,049,444 shares in Falcon Butte Minerals Corp. (formerly 1301666 BC Ltd., "Falcon Butte"), which is a private British Columbia company established to acquire mineral resource properties, in connection with a property acquisition agreement to assign the Company's options to acquire the Butte Valley property.  At the time of acquisition, the 16,049,444 shares represented 25.54% of shares outstanding, or 20.48% of the potential voting rights of Falcon Butte which includes unexercised warrants, and as at September 30, 2022, the Company's share ownership was reduced to 21.53%, and potential voting rights were diluted to 17.14%.  The Company and Falcon Butte have two common directors and executives, as such, management has assessed that the Company has significant influence over Falcon Butte and that the investment should be accounted for using the equity method of accounting.

The opening balance of the investment was determined to be $1,906,000 ($2,374,000 CAD) which represents the fair value of the shares received. The value of the shares was determined based on Falcon Butte's financing that closed concurrently with the property acquisition. The Company's share of net loss for the period was $73,000. The portion of net loss attributable to the Company was determined using the percentage of voting rights held by the Company throughout the period.

Proposed Transactions

The Company has no proposed transactions other than as disclosed in this MD&A.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

Results of Operations

The following table summarizes the Company's financial results for the nine months ended September 30, 2022 and 2021.

Nine months ended September 30, (In thousands of U.S dollars)	2022 $	2021 $	Change $	Change %
Operating expenses
General Office	146	130	16	12
Insurance	44	48	(4)	(8)
Investor Relations	47	94	(47)	(50)
Professional fees	522	108	414	383
Rent	10	45	(35)	(78)
Salaries and benefits	654	682	(28)	(4)
Share-based payments	1,217	905	312	34
Transfer agent and regulatory	97	51	46	90
Travel	41	13	28	215
Operating loss	(2,778)	(2,076)	(702)	(34)

Fair value gain (loss) on derivative liabilities	52	27	25	93
Foreign exchange gain (loss)	24	49	(25)	(51)
Gain on settlement of debt	2	-	2	100
Accretion expense	(51)	-	(51)	(100)
Gain on sale of Butte Valley	1,208	-	1,208	100
NSR buy-down	500	-	500	100
Share of loss of investment in associate	(73)	-	(73)	(100)
General exploration	-	(104)	104	100
Unrealized gain on marketable securities	-	198	(198)	(100)
Loss and comprehensive loss	(1,116)	(1,906)	790	41

For the nine months ended September 30, 2022, the Company incurred a net loss of $1,116,000 compared to a net loss of $1,906,000 for the same period in the prior year.  The decrease in net loss of $790,000 is primarily due to the sale of the Butte Valley property to Falcon Butte. The Company received 16,049,444 common shares of Falcon Butte with a fair value of $1,906,000 and $500 cash for the property, resulting in a gain on sale of $1,208,000. Pursuant to an addendum to the agreement with Falcon Butte, Falcon Butte will pay a total of $500,000 in exchange for a 0.5% buy-down and retirement of certain NSR, which as of September 30, 2022, $500,000 has been received and included in loss and comprehensive loss for the period.  The increase is partially offset by the $198,000 unrealized gain on marketable securities recorded in the nine months ended September 30, 2021, due to an increase in the fair value of the Company's investment in Grande Portage Resources Ltd; the investment was sold during the 2021-year end; therefore, there is no similar gain or loss in the current quarter. Variances within expense items are summarized as follows:

  Increase in share-based payments of $312,000 due to the issuance of 11,394,283 stock options in the nine months ended September 30, 2022.
  Increase in professional fees of $414,000 is primarily due to legal fees incurred in connection with the purchase of the Chaco Bear and Ashton property, sale of the Butte Valley property, issuance of convertible debentures, and option to earn-in agreement with Rio Tinto America Inc. The Company also incurred fees for the valuation of the Butte Valley property and transaction based strategic consulting.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

The following table summarizes the Company's financial results for the three months ended September 30, 2022 and 2021.

Three months ended September 30, (In thousands of U.S dollars)	2022 $	2021 $	Change $	Change %
Operating expenses
General Office	72	99	(27)	(27)
Insurance	23	24	(1)	(4)
Investor Relations	18	53	(35)	(66)
Professional fees	192	59	133	225
Rent	3	15	(12)	(80)
Salaries and benefits	135	242	(107)	(44)
Share-based payments	522	173	349	202
Transfer agent and regulatory	25	7	18	257
Travel	11	13	(2)	(15)
Operating loss	(1,001)	(685)	(316)	(46)

Fair value gain (loss) on derivative liabilities	17	84	(67)	(80)
Foreign exchange gain (loss)	12	31	(19)	(61)
Gain (loss) on settlement of debt	(4)	-	(4)	(100)
Accretion expense	(47)	-	(47)	(100)
NSR buy-down	250	-	250	100
Share of loss of investment in associate	(42)	-	(42)	(100)
General exploration	-	(92)	92	(100)
Unrealized loss on marketable securities	-	(70)	70	(100)
Loss and comprehensive loss	(815)	(732)	(83)	(11)

For the three months ended September 30, 2022, the Company incurred a net loss of $815,000 compared to a net loss of $732,000 for the same period in the prior year.  The increase in net loss of $83,000 is attributed to an increase in share-based payments of $349,000, an increase in professional fees of $133,000, an increase in accretion expense of $47,000, a loss recognized on the Company's share of its investment in Falcon Butte of $42,000 which were offset by a NSR buy-down from Falcon Butte of $250,000 received in the three months ended September 30, 2022. Variances within expense items are summarized as follows:

  Increase in professional fees of $133,000 is due to accounting and legal work associated with the Rio Tinto America Inc. agreement, issuance of convertible debt, and consulting agreements.
  Increase in share-based payments of $349,000 is due to the Company granting 2,394,283 stock options and the vesting of stock options issued in prior quarters, along with vesting of the restricted share units.
  Increase in accretion expense of $47,000 due to convertible debentures being issued in the current fiscal year.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

Summary of Quarterly Financial Information

For the three months ended September 30, 2022, the Company incurred a net loss of $815,000 compared to a net income of $524,000 during the three months ended June 30, 2022. The net income during the quarter ended June 30, 2022 is due to the Company's sale of its' Butte Valley property which resulted in a gain on the sale of $1,208,000 which was not present this quarter. In addition, the Company's general administration costs increased by $102,000 mainly due to share-based payments recognized on the vesting of options granted.  See Performance Highlights for further details.

The following table sets out the quarterly financial information for each of the last eight quarters:

(In thousands of U.S dollars except for per share amount)	Q3'22	Q2'22	Q1'22	Q4'21	Q3'21	Q2'21	Q1'21	Q4'20
General administration	(1,001)	(899)	(878)	(943)	(676)	(1,116)	(275)	(298)
Fair value (loss) gain on derivative liabilities	17	(2)	37	(31)	84	(38)	(19)	11
Foreign exchange gain (loss)	12	(4)	16	(38)	31	15	3	(2)
Other expenses	-	-	-	(97)	(101)	-	(12)	(51)
Loss on settlement of convertible notes	-	-	-	-	-	-	-	-
Gain on settlement of debt	(4)	6	-	-	-	-	-	-
Accretion	(47)	(4)	-	-	-	-	-	-
Gain on sale of Butte Valley	-	1,208	-	-	-	-	-	-
NSR buy-down	250	250	-	-	-	-	-	-
Share of loss of investment in associate	(42)	(31)	-	-	-	-	-	-
Gain (loss) on marketable securities	-	-	-	(9)	(70)	397	(129)	(87)
Net loss	(815)	524	(825)	(1,118)	(732)	(742)	(432)	(427)
Basic income (loss) per share	(0.00)	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

The Company is an exploration stage company that has not earned any production revenue. Its operations have been dependent mainly on the option agreement with Rio- Tinto and private placements in the last few years without diluting shareholders' value. The Company may have capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The following table summarizes the Company's cash flows for the nine months ended September 30, 2022 and 2021:

(In thousands of U.S dollars)	Nine Months ended September 30, 2022	Nine Months ended September 30, 2021
Cash used in operating activities	$(4,384)	$(1,236)
Cash provided by (used in) investing activities	3,814	(94)
Cash provided by financing activities	1,975	2,562
Effect of foreign exchange on cash	-	(14)
Increase (decrease) in cash	1,405	1,218
Cash, beginning of period	842	701
Cash, end of period	$2,247	$1,919

As at September 30, 2022, the Company had cash of $2,247,000 (December 31,2021 - $ 842,000) and working capital of $75,000 (December 31,2021 - deficit of $522,000).  The increase in working capital of $597,000 during the nine months ended September 30, 2022, is primarily due to the increase in cash of $1,405,000 and decrease in accounts payable of $1,078,000. The increase in cash is primarily due to the $4,000,000 received from Rio Tinto under Option to Earn-in agreement and the $1,875,000 cash proceeds raise under the Company's private placement of unsecured convertible debentures. These increases are partially offset by $1,636,000 of the Rio Tinto proceeds that have yet to be spent on the Stage 1 work program (Rio Tinto Deposit).

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

As of September 30, 2022, the Company had convertible debentures with a face value of $1,875,000 and a carrying value of $1,630,000. The debentures bear interest at a rate of 14% per annum and mature on February 17, 2024 and March 8, 2024 and are convertible into shares of the Company at $0.067 per share until June 17, 2023 and July 8, 2023, and thereafter at $0.078 per share. The holder also has the option to elect at any time prior to the election date to be repaid by way of shares the Company owns of Falcon Butte at the rate of $0.25 per Falcon Butte share.

The Company has no operating revenues and therefore must utilize its cashflows from financing transactions to maintain its capacity to meet ongoing operating activities.

Related Party Information

The Company's related parties include its directors and officers whose remuneration was as follows, subject to change of control provisions for officers:

(In thousands of U.S dollars)	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Salaries (1)	$380	$432
Director's fees (2)	13	18
Share-based payments (3)	936	406
Interest on convertible debenture (4)	26	-
	$1,356	$856

(1) Charles Travis Naugle, CEO - $187 (2021 - $121); Stephen Goodman, President, CFO and Corporate Secretary - $139 (2021 - $74); Thomas Patton, Director - $54 (2021 - $75), Gerald Prosalendis, former President and CEO - $Nil (2021 - $49), Lei Wang, former CFO - $Nil (2021 - $51), Lawrence Page, former Corporate Secretary - $Nil (2021 - $62).

(2) Thomas Pressello, Director - $13 (2021 - $Nil), John Kerr, former director - $Nil (2021 - $5.5), Leroy Wilkes, former director - $Nil (2021 - $5.5), Terence Eyton, former director - $Nil (2021 - $7).

(3) Charles Travis Naugle, CEO - $334 (2021 - $80); Stephen Goodman, President, CFO and Corporate Secretary- $312 (2021 - $80); Thomas Patton, director $47 (2021 - $30); Thomas Pressello, director - $74 (2021 - $Nil); Tony Alford, director - $169 (2021 - $66), Lei Wang, former CFO - $Nil (2021 - $30), John Kerr, former director - $Nil (2021 - $30), Leroy Wilkes, former director - $Nil (2021 - $30), Terence Eyton, former director - $Nil (2021 - $30), Lawrence Page, former Corporate Secretary - $Nil (2021 - $30).

(4) Charles Travis Naugle, CEO - $4 (2021 - $Nil); Tony Alford, director - $20 (2021 - $Nil); Ekaterina Naugle, spouse of the CEO - $1 (2021 - $Nil); Stephen Goodman, President, CFO and Corporate Secretary $0.5 (2021 - Nil); Thomas Pressello, director - $0.5 (2021 - $Nil)

a) On January 26, 2022, the Company entered into a property acquisition agreement to assign its options to acquire the Butte Valley property to Falcon Butte, which is a private British Columbia company established to acquire mineral resource properties. Falcon Butte was founded by two individuals that are also directors and officers of Lion CG and as such the transaction is a non-arm's length transaction under TSXV rules.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley property. Pursuant to the assignment agreement, Lion CG received 16,049,444 common shares of Falcon Butte. In addition, the Company received a payment of $500,000 from Falcon Butte, as a reimbursement of exploration expenditures and related costs incurred by the Company on the Butte Valley Property.  The Company recorded a gain of $1,208,000 on the sale of the Butte Valley property.

On April 13, 2022, the Company amended the agreement. Pursuant to the addendum Falcon Butte will pay a total of $500,000 in exchange for a 0.5% buy-down and retirement of certain NSRs. As of September 30, 2022, the Company has received $500,000.

b) As per their agreements with the Company, Charles Travis Naugle, CEO and Stephen Goodman President, CFO are entitled to receive an annual grant of options under the Stock Option Plan of the Company on each Annual Review Date. The number of options will be determined by the Board based on a minimum of 50% and maximum of 150% of the annual base compensation. The exercise price per common share of the Company will be equal to the Market Price (as defined in the TSXV policies) of the Company's common shares as at the Annual Review Date, subject to a minimum exercise price per share of CAD$0.05. The applicable percentage on the annual base salary will be determined by the Board based on an assessment of their performance in achieving the Annual Objectives for the relevant Annual Review Period. On May 25, 2022, Charles Travis Naugle, CEO was issued 1,830,000 bonus options and Stephen Goodman, President and CFO, was granted 1,470,000 bonus options. The bonus options have an exercise price of $0.085 and an expiry date of May 25, 2027.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

c) On June 29, 2022, Thomas Patton a director of the Company exercised 2,000,000 warrants with an exercise price of $0.05/ share or gross proceeds of $100,000.

e) As per their agreements with the Company, Charles Travis Naugle, CEO and Stephen Goodman President and CFO were each granted 4 million Restricted Stock Units ("RSUs") on October 21, 2021, which were granted subject to vesting in three equal installments over three years. The grant of RSUs is subject to shareholder approval and further subject to Exchange approval of the RSU Plan and the aforementioned grant thereunder. Pursuant to Exchange policies, RSUs granted prior to shareholder approval of the RSU Plan must be specifically approved by a vote of shareholders excluding the votes of the holders of the Restricted Share Units. As a result of these pending approvals, the RSUs cannot commence vesting any earlier than on date of receipt of the same. If at any point the Company divests its interests, including the option to purchase, absent a merger, sale or similar transaction in a) one of either the Chaco Bear or Ashton projects, then 50% of the total RSUs that have not vested will be cancelled, or b) both the Chaco Bear or Ashton projects, then 100% of the total RSUs that have not vested will be cancelled.

On May 18, 2022, at AGM, Charles Travis Naugle, CEO and Stephen Goodman President and CFO were each granted 4 million RSUs.

f) On June 3, 2022, 1,333,333 RSU's issued to Charles Travis Naugle, CEO, were released. The RSUs were converted into shares on July 28, 2022.

g) As of September 30, 2022, 1,333,333 RSUs issued to Stephen Goodman President and CFO were voluntarily cancelled.

h) During the nine months ended September 30, 2022, Tony Alford, director, subscribed for $250,000 of unsecured convertible debentures in Tranche 1. The debentures bear interest at a rate of 14% per annum and mature on February 17, 2024 and are convertible into shares of the Company at $0.067 per share until June 17, 2023 and thereafter at $0.078 per share. As of September 30, 2022, the Company accrued $10,000 in interest related to the convertible debentures.

i) During the nine months ended September 30, 2022, Tony Alford (director), Charles Travis Naugle (CEO), Stephen Goodman (CFO), Thomas Pressello (director), and Ekaterina Naugle (spouse of CEO) subscribed for $300,000, $147,400, $15,000, $10,000, and $27,600 respectively of unsecured convertible debentures in Tranche 2. The debentures bear interest at a rate of 14% per annum and mature on March 8, 2024 and are convertible into shares of the Company at $0.067 per share until July 8, 2023 and thereafter at $0.078 per share. As of September 30, 2022, the Company accrued $16,000 in interest related to the convertible debentures.

Outstanding Share Information at Date of Report

Authorized: Unlimited number of common shares

Number of common shares issued and outstanding as of November 28, 2022: 309,567,975

Number of stock options outstanding as of November 28, 2022: 29,614,283

Number of warrants outstanding as of November 28, 2022: 101,165,012

Number of restricted share units outstanding as of November 28, 2022: 5,333,334

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

As of September 30, 2022 and December 31, 2021 the number of stock options outstanding and exercisable were:

Expiry date	Exercise price (CAD)	Number of options outstanding	Remaining contractual life in years	Number of options exercisable
September 20, 2023	0.06	1,470,000	0.97	1,470,000
June 21, 2024	0.07	1,900,000	1.73	1,900,000
August 8, 2024	0.06	500,000	1.86	500,000
June 20, 2025	0.08	2,450,000	2.72	2,450,000
August 18, 2025	0.072	2,394,283	2.88	2,394,283
June 18, 2026	0.25	3,950,000	3.72	3,950,000
September 17, 2026	0.11	4,500,000	3.97	4,500,000
October 21, 2026	0.09	2,700,000	4.06	2,700,000
December 12, 2026	0.12	750,000	4.20	750,000
May 25, 2027	0.085	9,000,000	4.65	9,000,000
Outstanding, September 30, 2022		29,614,283		29,614,283

Expiry date	Exercise price (CAD)	Number of options outstanding	Remaining contractual life in years	Number of options exercisable
June 23, 2022	0.10	1,695,000	0.48	1,695,000
September 20, 2023	0.06	1,470,000	1.72	1,470,000
June 21, 2024	0.07	1,900,000	2.47	1,900,000
August 8, 2024	0.06	500,000	2.61	500,000
June 20, 2025	0.08	2,450,000	3.47	2,450,000
June 18, 2026	0.25	3,950,000	4.47	1,975,000
September 17, 2026	0.11	4,500,000	4.72	2,250,000
October 21, 2026	0.09	2,700,000	4.81	675,000
December 12, 2026	0.12	750,000	4.95	187,500
Outstanding, December 31, 2021		19,915,000		13,102,500

The following table summarizes warrants outstanding as of September 30, 2022 and December 31, 2021:

Expiry date	Currency	Exercise price	September 30, 2022	December 31, 2021
August 28, 2022	USD	0.05	-	11,000,000
September 20, 2022	CAD	0.065	-	769,230
September 13, 2024	USD	0.10	26,488,733	26,488,733
September 27, 2024	USD	0.10	13,152,909	13,152,909
October 21, 2024	USD	0.10	31,672,632	31,672,632
February 17, 2024	USD	0.067	16,044,774	-
March 8, 2024	USD	0.067	11,940,293
Outstanding at the end of the period/year			99,299,341	83,083,504

The following table summarizes Restricted share units outstanding as of September 30, 2022 and December 31, 2021:

Number of RSUs
Outstanding at December 31, 2021	-
Granted	8,000,000
Released	(1,333,333)
Cancelled	(1,333,333)
Outstanding at September 30, 2022	5,333,334

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

Risks Factors and Uncertainties

The Company is subject to many risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The board of directors has overall responsibility for establishing and oversight of the Company's risk management framework. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Financial instruments consist of cash, investments, accounts payable, derivative liabilities and convertible debentures.

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The Company's activities expose it to financial risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are, liquidity risk, currency risk, interest rate risk, credit risk and commodity price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

The investment in Falcon Bute is considered to represent a level 3 fair value measurement.

a) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash and expected exercise of stock options and share purchase warrants.

b) Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates in the United States and Canada; therefore, it is exposed to currency risk from transactions denominated in CAD. Currently, the Company does not have any foreign exchange hedge programs and manages its operational CAD requirements through spot purchases in the foreign exchange markets. Based on CAD financial assets and liabilities' magnitude, the Company does not have material sensitivity to CAD to USD exchange rates.

c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk on its liabilities through its outstanding borrowings and the interest earned on cash balances. The Company monitors its exposure to interest rates and maintains an investment policy that focuses primarily on the preservation of capital and liquidity.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

d) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and cash equivalents. Cash and cash equivalents are held in large Canadian financial institutions that have high credit ratings assigned by international credit rating agencies.

Subsequent Events

On October 28, 2022, $125,000 of an investor's subscription in the convertible debenture financing that closed on July 8, 2022, was assigned to the Vice President of ESG of the Company and per the terms of the debenture, the holder was granted 1,865,671 warrants exercisable at $0.067 per share expiring on March 8, 2024. The terms of the convertible debt remain unchanged.

On November 1, 2022, the Company amended an employment agreement with the CEO of the Company. The CEO will continue to receive remuneration of $250,000, however, 52% of the salary will be paid in shares of Falcon Butte. The deemed price will be equal to the greater of $0.28 per share and the latest cash financing price raised by Falcon Butte. On November 1, 2022, $32,500 of the annual salary will be converted to Falcon Butte shares and February 1, 2023, $32,500 will be converted to Falcon Butte shares. The payment terms are applicable for six months beginning November 1, 2022, and these payment terms can be extended on a quarterly basis.

On November 8, 2022, the Company transferred its interests in Blue Copper LLC, Groundhog, Butte Valley Royalty, and the Nieves project to Blue Copper Resources Corp. ("Blue Copper"), a recently incorporated subsidiary of the Company, at a deemed aggregate price of $1,150,000. Charles Travis Naugle, a director and officer of the Company also acquired a 20.7% equity interest in Blue Copper in exchange for $300,000.

Under U.S. federal securities laws, issuers must assess their foreign private issuer status as of the last business day of their second fiscal quarter. It was announced that more than 50% of the Company's common shares are held by U.S. shareholders, and the Company no longer meets the definition of a foreign private issuer under the United States securities laws. As a result, commencing in 2023, the Company will be required to use forms and rules prescribed for U.S. domestic companies, including the requirement that financial statements be presented in accordance with U.S. GAAP instead of IFRS. The Company's common shares will continue to be listed on the TSX Venture Exchange and quoted on the OTCQB.

Off - Balance Sheet Arrangements

The Company has not entered any off-balance sheet arrangements.

Significant Accounting Policies

The accounting policies followed by the Company are set out in note 3 to the audited annual financial statements for the year ended December 31, 2021 and to the condensed consolidated interim financial statements for the nine months ended September 30, 2022.

Critical Accounting Judgements and Key Sources of Estimation Uncertainty

Full disclosure of the Company's accounting policies and significant accounting estimates and judgements in accordance with IFRS can be found in note 3 of its audited consolidated financial statements as at December 31, 2021.

Changes in Accounting Policies

The Company has not made changes to its accounting policies.

Lion Copper and Gold Corp. Management's Discussion and Analysis For the nine months ended September 30, 2022

Accounting Standards Issued but Not Yet Effective

IAS 12 Income Taxes

On May 7, 2021, IASB issued amendments to IAS 12 which require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after 1 January 2023. The above amendments to IAS 12 are not expected to have a significant impact on the Company's consolidated financial statements.

Disclosure controls and procedures and internal controls over financial reporting

Disclosure controls and procedures are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified by securities regulations and that the information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer's Annual and Interim Filings) ("NI 52-109"), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2022 and 2021, and this accompanying MD&A (together, the "Interim Filings").

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information, the reader should refer to the Venture Issuer Basic Certificates filed by the Company on SEDAR at www.sedar.com.